UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549



                           FORM 10 - SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                              ISSUERS
 Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                 UgoMedia Interactive Corporation
          (Name of Small Business Issuers in its charter)


             Nevada                          88-0470239
(State of other jurisdiction of    (I.R.S. Employer Identification
 incorporation or organization                 Number)


3200 Polaris Ave., Suites 27, 28                89102
              & 29
(Address of principal executive              (zip code)
            offices)


Issuer's telephone number: (702) 876-3004


Securities to be registered under section 12(b) of the Act:

      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered






Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 4,907,000 issued and outstanding as of June 19, 2001.


PAGE-1-


                         TABLE OF CONTENTS


                                                                 Page

Part I                                                              3

      Item 1. Description of Business                               3

      Item 2. Management's Discussion and Analysis and Plan of      8
              Operation

      Item 3. Description of Property                              11

      Item 4. Security Ownership of                                11
              Management

      Item 5. Directors and Executive                              12
              Officers

      Item 6. Executive Compensation                               14

      Item 7. Certain Relationships and Related                    14
              Transactions

      Item 8. Description of                                       15
              Securities

Part II                                                            17

      Item 1. Market for Common Equity and Related Stockholder     17
              Matters

      Item 2. Legal Proceedings                                    17

      Item 3. Changes in and Disagreements with                    17
              Accountants

      Item 4. Recent Sales of Unregistered                         17
              Securities

      Item 5. Indemnification of Directors and                     19
              Officers


Part F/S                                                          22

      Item 1. Financial Statements                               F-1


Part III                                                          37

      Item 1. Index to Exhibits                                   37



PAGE-2-


                    Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;

  2.    Our ability to generate customer demand for our services;

  3.    The intensity of competition; and

  4.    General economic conditions.

  All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

  The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As the Company has not registered its securities pursuant to
Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to the Company.

                              Part I

  We are filing this Form 10-SB on a voluntary basis to:

  1. Provide current, public information to the investment community;

  2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

  3. Comply with prerequisites for listing of our securities on the OTCBBr.

Item 1.     Description of Business

A.     Business Development and Summary

  We were formed as a Nevada Corporation on August 22, 2000 under the name UgoMedia Interactive Corporation. Our articles of incorporation authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at par value. We are filing this Form


PAGE-3-


10-SB voluntarily with the intention of establishing a fully reporting status with the SEC. Obtaining a fully reporting status is a necessary step to have our stock listed on the OTCBBr in the
future.   Consequently, we will continue to  voluntarily  file  all
necessary reports and forms as required by existing legislation and SEC rules.

  We are an Internet design and networking company. Our principal business objective is to provide our corporate clients with the advertising, computer networking and communication services they desire. In the approximately 11 months of operation since our formation to March 31, 2001, we generated $97,100 in revenues, and have incurred costs related to sales of $84,662.

     Plan and Agreement of Merger

  On April 1, 2001, we entered into a plan and agreement of merger with Digitalink Company, a sole proprietorship owned by Dennis Szymczak. This agreement provided UgoMedia with all of Digitalink's assets and customers. Mr. Szymczak has been involved with UgoMedia since its inception as Chief Technology Officer, director and founding shareholder. Mr. Szymczak currently serves as the Treasurer and Chief Financial Officer of UgoMedia.

  Prior to the merger, Digitalink referred Internet designing and hosting clients to us. In exchange, we referred clients who sought networking services to Digitalink. There were no formal or informal agreements to do so, nor were there any such agreements to merge Digitalink with UgoMedia until the presidents of both entities decided to do so. The merger between Digitalink and UgoMedia was effectuated due to a mutual desire to expand the breadth of services that, individually, each company would be unable to offer.

     Acquisition of Assetss

  On April 24, 2001, we entered into an agreement with Micor EDC, Inc., whereby we received certain assets from Micor. In exchange, we agreed to repair or upgrade the offices that Micor previously occupied, and in which we now reside at 3200 Polaris Avenue. The following table lists the furniture obtained from Micor.

                                   Item               Quantity
                                   ----               --------
                                  Desk                   8

                                  Conference Table       1

                                  Filing Cabinets       16

                                  Tables (including      4
                                  end tables)

                                  Chairs                34

  Our business is sensitive to changes in the economy and technological advances. Our success depends largely upon the marketing and advertising budgets of businesses. Prolonged economic downturns could force companies to reduce their allocated marketing and advertising budgets, which could harm future business conditions. In addition, we must remain abreast of changes in the consumer marketplace and familiarize ourselves with advances in graphic design and computer technology. Our business will suffer if we are unable to offer clients the latest technology in our services to attract consumers.


PAGE-4-


B.     Business of Issuer

  (1)  Principal services and principal markets

Principal Services

  We are an interactive-services and media company designing, creating and marketing the following core services:

  1.   Marketing & advertising services;

  2.   Interactive web site design, development and implementation;

  3.   Web site hosting; and

  4.   Network consulting and development.

     Marketing & advertising services

  We provide clients with creative ways of integrating the Internet into their marketing and advertising strategies. Our goal is to assist clients create a corporate image, and to market that image through online marketing and cross-media advertising campaigns. We work closely with our clients and conduct all necessary research and analysis to determine their target audience and identify the appropriate marketing and advertising strategies to utilize. If requested, we help our clients implement those strategies through our own capabilities, or refer the services of another knowledgeable firm.

     Interactive web site design, development and implementation

  We create user-intuitive and navigable web sites based on an examination of a client's business, goals and strategies. Our creative, technical and marketing staff plans, designs and builds web sites to attract our clients' target audiences. Each web site we design is specific to a client's needs, and incorporates the latest software and technology, such as ActionScript, ASP, CGI, ColdFusion, MSP, XML and more. Often, clients that utilize our marketing services contract us to design their web presence.

     Web site hosting

  In addition to developing a client's corporate image, marketing and advertising campaigns and Internet presence, we provide web site hosting services. Our hosting services developed out of the demand from previous web site development clients to provide the ability to host and maintain their sites. These services can be tailored to the size and scope of a client's Internet strategy. We offer web-hosting packages from starter packages priced at $14.95 monthly up to high-end hosting services priced at over $1,875 per month.

     Network consulting and development

  UgoMedia provides an integrated service offering consisting of strategic consulting, design of information architectures and user-interfaces and customization of software necessary to implement a client's digital communications solutions.

Principal Markets

  The Internet is an important medium for advertisers due to its interactive nature, global reach and rapidly growing audience, as well as the expected increase in online commerce. The Internet also allows advertisers


PAGE-5-


and  direct  marketers  to  measure  the
effectiveness and response rates of advertisements and to track the demographic characteristics of Internet users in real time. The interactive nature of the Internet enables marketers to better understand potential customers, by providing a two-way channel of communication between marketers and consumers. In addition, the great speed at which communication takes place between marketer and consumer over this new Internet channel provides marketers with the added ability to change messages rapidly and cost-effectively in response to customer interests and behavior. The unique capabilities of online advertising, the growth in online traffic and the favorable demographics of Internet users have led to a significant increase in online advertising.

  Although we have generated revenues from the services we provide, we have a limited operating history, and we face all of the risks inherent in the technology and marketing and advertising sectors. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to cost-effectively and complete our services on a timely basis, competition, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to address these risks could have a material adverse effect on our operations.

  (2)  Distribution methods for our products

  Our strategy is to achieve high levels of customer satisfaction and repeat business and to establish recognition and acceptance of our business. Our strategy includes the following key elements:

  1.   Building long-term relationships with clients,

  2.   Maintaining creativity,

  3.   Forming additional strategic alliances and

  4.   Building our brand equity.

     Build long-term relationships with our clients

  We believe that strong, long-term relationships with clients yield significant benefits both to our clients and to our business. The depth and breadth of our client relationships are demonstrated by our integral involvement in developing interactive strategies, including the planning and budgeting process, for our clients. We believe that developing a track record of client satisfaction will contribute to an increase in the amount, scope and complexity of services requested by our clients.

     Maintaining creativity

  UgoMedia seeks to combine full-service interactive marketing solutions with technology expertise to provide innovative solutions to our clients. We consider the latest technologies when developing solutions for our clients. Our solutions take into account the limitations of, and attempt to incorporate hardware and software to maximize, such issues as bandwidth, music and animation enhancements, scalable databases and content administration.

  We intend to continue the development of new service offerings, the establishment of strategic relationships to improve and expand service offerings and the adoption of emerging technologies, including Internet tools, data management solutions and customization technologies. We believe that our innovative approach to digital interactive marketing solutions provides us with a competitive advantage in the emerging digital interactive marketing industry.


PAGE-6-


     Forming additional strategic alliances

  We will pursue strategic alliances with companies who have established operations and expertise in web design and marketing. We believe that these joint venture relationships, if successful, will allow us to gain additional insight, expertise and penetration in markets where joint venture partners already operate, and may increase our revenue and income growth. We have not signed any specific joint venture agreements, and we cannot guarantee you that any agreements will be affected, or if affected, will be successful.

     Building Our Brand Equity

  We believe that building awareness of the UgoMedia Interactive Corporation brand is important in expanding our customer base. We intend to aggressively market and advertise to enhance our brand recognition with consumers. We currently advertise exclusively over the Internet and through direct sales. As our operations and cash flow permit, we will begin to implement an advertising campaign consisting of television and print advertising.

  With appropriate networking, advertising and marketing, we plan to differentiate ourselves from the competition, and put our company in a better position to generate increasing revenues. We cannot assure you that we will be successful in attracting new customers, or retaining the future business of existing customers. If we fail to attract and retain customers, we would be unable to generate revenues to support continuing operations.

  (4)  Competitive business conditions and our competitive position

  We offer a range of services for business computing combined with Internet services and marketing. Computer networks are being connected by databases that interact with websites that generate commerce and communications. We integrate branding and marketing capabilities with data and communications infrastructure services.

  The computer services industry is traditionally static, in that customers prefer to maintain a relationship with a single provider. The primary reason for this is that a client must retrain its employees with every change in technology, which may be costly and time consuming to keep up with. We competes by entering into a relationship with a client through one of our services, then up-sell to other services, which complements the initial service that was contracted for. The client will typically maintain a relationship with UgoMedia rather than risk the potential costs associated with changing service providers.

  The market for our services is very competitive and highly fragmented and is characterized by pressures to incorporate new capabilities, accelerate job completion schedules and reduce prices. We face competition from a number of sources, including traditional advertising and marketing firms, project-oriented interactive marketing firms and information technology service providers. Many traditional advertising agencies have also started to develop digital media and interactive communications capabilities. In addition, our network consulting capabilities compete directly with systems integrators and professional service groups of computer equipment manufacturers.

  Some of our competitors and potential competitors have longer operating histories, longer client relationships and greater financial, management, technology, development, sales, marketing and other resources than we do. Competition depends to a large extent on clients' perception of the quality and creativity as well as the technical proficiency of our digital interactive marketing services and those of our competitors. To the extent we lose clients to our competitors because of dissatisfaction with our services, or if our reputation is adversely impacted for any other reason, our future operating performance could be materially and adversely affected.


PAGE-7-


  (7) Patents, tTrademarks, licenses and labor contracts

  We have applied for and are awaiting approval of a trademark registration for our UgoMedia logo. Despite our efforts to control access to our technologies, methods and client information, it may be possible for a third party to copy or otherwise obtain and use such information without authorization, or to develop similar or superior services or technologies independently. In addition, effective copyright, trade secret and patent protection may be unavailable or limited in certain foreign countries. Litigation may be necessary in the future to enforce our intellectual property rights intellectual property rights, to protect our trade secrets, to determine the validity and scope of the rights to technologies of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and, as a result, could have a material adverse effect on our business, financial condition or results of operations.

  (8) Regulation

  The marketing communications industry is subject to extensive government regulation, both domestic and foreign, with respect to the truth in and fairness of advertising. UgoMedia must comply with Federal Trade Commission regulations with respect to the marketing of products and services and similar state regulations. In addition, there has had been an increasing tendency in the United States on the part of businesses to resort to the judicial system to challenge comparative advertising of their competitors on the grounds that the advertising is false and deceptive.

  (9) Effect of existing or probable government regulations

  We believe that we are in compliance with, and will be able to comply, in all material respects, with laws and regulations governing our operations. Although there are currently few laws or regulations directly governing access to or commerce on the Internet, due to the increasing popularity and use of the Internet, a number of laws and regulations may be adopted regarding user privacy, pricing, acceptable content, taxation and quality of products and services. In addition, the government has been requested to regulate and impose fees on Internet service providers and online service providers in a manner similar to long distance telephone carriers, which could decrease the demand for our services. . The adoption of any such laws or regulations could affect the costs of communicating on the Internet and adversely affect the growth in use of the Internet, or decrease the acceptance of the Internet as a communications and commercial medium, which could in turn decrease the demand for Modem Media's services or otherwise have a material adverse effect on Modem Media's business, results of operations and financial condition.

  (12) Employees

  We presently have 10 full-time and four part-time employees. In addition, we utilize two sales persons that are classified as independent consultants and are not considered our employees.

C.     Reports to Security Holders

  (1) Annual reports

  Although   we   have  not  been  required  to  do  so,   UgoMedia
Interactive Corporation intends to voluntarily deliver annual reports to security holders. Such annual reports will include audited financial statements.

  (2) Periodic reports with the SEC

  As of the date of this Registration Statement, we have not filed periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully-reporting company on a voluntary basis. Hence, we will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

  (3) Availability of filings

  The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-
SEC-0330.   Additionally,  the  SEC  maintains  an  Internet


PAGE-8-


site
(http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 2.     Management's Plan of Operation

Forward Looking Statements

  When used in this Form 10-SB and in our future filings with the Securities and Exchange Commission, the words or phrases "will likely result," "management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

B.     Management's Discussion and Analysis

(1) Since our inception on August 22, 2000 through March 31, 2001, we generated $97,100 in sales revenues and devoted our efforts primarily to further developing of our services, implementing our business strategy and raising working capital through equity financing. Our revenues are dependent upon our ability to market and provide digital information and marketing services. To fund fiscal 2001 operations, we believe our current financial resources and ability to generate revenues will be adequate to fund our operations and provide for our working capital needs through December 2001. Our break-even point in terms of revenue is approximately $36,000 monthly and $432,000 per annum, both of which we have attained and expect to maintain over the next at least 12 months.With proceeds from the common stock offering closed on March 31, 2001, we expect to be able to fund our operational priorities set forth below.

  We are currently conducting a private placement offering of our common stock pursuant to Regulation D, Rule 506. To date, we have sold 11,000 shares of par value common stock to two individuals at a price of $0.50 per share, for total cash received of $5,500. Management enacted this offering of equity securities as a preventative measure to assure we do not exhaust our capital resources in the event that we experience fluctuations in operating results in future periods due to factors such as the following:However, we may experience fluctuations in operating results in future periods due to a variety of factors, such as:

  1. We have a limited operating history on which to base estimates of future performance;

  2. We may need to obtain additional financing in the event that demand for our services results in a decline in sales or if we require more capital than we currently have;

  3.   Our market is highly competitive; and

  4.   We may experience difficulty in managing growth.

  Given current stock market conditions, we believe our private offering of common stock may not provide us with the financing we sought. In the event that we are unable to raise at least $100,000 via our Rule 506 private placement and to generate break-even revenues, we may be unable to meet out commitments.

  Our priorities for the next 12 months of operations are:

  1. Expand our clientele base through marketing and advertising, our Internet site, direct sales efforts and personal and business contacts;

  2.   Continue to assemble a knowledgeable staff;

  3.   Developing further strategic relationships; and

  4. Improve our creative and technical talents and improve our service offerings.

  Expand out clientele base - We plan to expand our clientele base by increasing our visibility on the Internet. We plan to enter into link-exchange programs, by which we place links to our website on an associate's or client's web pages. Our link is typically placed at the bottom of every web development client's site, stating, "Site designed by UgoMedia Interactive Corporation." We plan to also continue to pursue sales leads, encourage word-of-mouth advertising by building client satisfaction and establish long-term relationships with our clients.


PAGE-9-


  Continue to assemble a knowledgeable staff - We believe that to manage growth, we must add experienced employees. We require a college degree in their field of endeavor and/or equivalent life experience. We intend to recruit from universities and employment agencies. We do not anticipate adding a significant number of employees within the next 12 months and only intend to hire personnel as growth and operations demand. However, considering UgoMedia currently employs 10 individuals, the addition of two or three employees may be deemed significant.

  Developing strategic relationships - We believe that cultivating relationships with entities and individuals potentially provides us access to new sales leads or penetration into markets where we do not currently operate. We intend to seek strategic ventures or relationships to broaden our operations. Potential opportunities arise infrequently, and management has no policy dictating procedures for entering into such relationships and intends to evaluate each on a case-by-case basis. We have not entered into any such relationships not already disclosed in this registration statement.

  Improve talent and service offerings - Constant improvement and keeping pace with changes in our industry is vital to our business operations. We encourage employees to seek additional training and to educate themselves about new technologies. We intend to develop training and educational programs for personnel to keep pace with changes in technology. Such programs have not yet been developed or implemented.


  We cannot guarantee you that we will be able to compete successfully or that the competitive pressures we may face will not have an adverse effect on our business, results of operations and financial condition. Additionally, intensified competition in the real estate market ccould force us out of business. If we require more capital, we may be required to raise additional capital via a public or private offering of equity or debt. There are no preliminary loan agreements or understandings between us, our officers, directors or affiliates or lending institutions. We have no arrangements or commitments for accounts and accounts receivable financing. We cannot assure you that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

(2) The following is a summary of our results of operations for the periods October 1, 2000 to March 31, 2001 and from our inception to March 31, 2001.

              October 1, 2000      August 22, 2000
                    to               (Inception)
              March 31, 2001              To
                                    March 31, 2001

Revenue          $  87,100            $  97,100
Cost of          $  84,622            $  84,622
Sales            ---------            ---------

Gross            $   2,478            $  12,487
Profit           =========            =========




     Revenues

  Our revenues were derived solely from the services we provide. Examples of certain material contracts are as follows:

Date      Customer Name      Services Contracted   One-Time       Recurring
                                     for           Revenues       Revenues
                                                                  (if any)
--------------------------------------------------------------------------------
9/19/00  Vegas Vacations      Web site design,      $4,040        $286/month
         1515 E. Tropicana,   development and                        for
         #710C                hosting; email set-                    24
         Las Vegas, NV 89119  up; search engine                    months
                              registration;
                              graphic design


PAGE-10-



12/4/00  Hygenistonline.com   Web site design,      $5,070        $70/month
         1409 Esther Dr.      development and                        for
         Boulder City, NV     hosting; database                      12
         89005                development; search                  months
                              engine registration;
                              cold fusion
                              programming; CGI and
                              Java scripting;
                              graphic design

1/11/01  Virgen Advertising   Web site design,      $3,930       $30/month
         Corp.                development and                       for
         235 E. Warm Springs  hosting; CGI and                      12
         Rd.                  Java scripting                      months
         Las Vegas, NV 89119

2/27/01  Wow Technologies     Web site design and   $5,000       NoneNon-
         Group/               development                        recurring
         Luxcard.com
         811 Grier Drive
         Las Vegas, NV 89119


     Gross margin

  Our gross margin for the period from inception through March 31, 2001, as a percentage of revenues was 12.85%. We believe that the costs attributable to the support and maintenance of our staff, such as occupancy, recruiting, and salaries or sales commissions, will increase at a slower rate than the overall growth in our business.

     Liquidity

  We have $42,108 in total liabilities, of which $33,6701 is current. We believe that our ability to generate revenues and current cash resources will suffice to meet our financial obligations, including payroll and applicable taxes. However, we cannot assure you that we will be successful in doing so.

  The   following  tables  provide  a  projection  of  our  current liabilities.

                UgoMedia Interactive Corporation
     Detail of Current Liabilities on a Month by Month Basis
           For the Twelve Months Ended March 31, 2002

   Description         Payee       Apr-01 May-01 Jun-01  Jul-01 Aug-01  Sep-01


Capital lease      Dell Financial    $         $      $       $      $       $
payments for Dell  Services        257       261    265     269    274     279
computers
Due to related     UgoMedia.Com      -         -      -       -      -  29,000
party for
services
Due to related     UgoMedia.Com      -         -      -       -      -   1,271
party for accrued  -----------------------------------------------------------
interest

                                     $         $      $       $      $       $
                                   257       261    265     269    274  30,550
                                   ===========================================


PAGE-11-



Note: We generally anticipate current liabilities to be paid within 12 months from the balance sheet date. This schedule shows the anticipated payments of the current liabilities as of March 31, 2001.

                UgoMedia Interactive Corporation
     Detail of Current Liabilities on a Month by Month Basis
                           (Continued)
           For the Twelve Months Ended March 31, 2002

 Description       Payee     Oct-01 Nov-01 Dec-02  Jan-02 Feb-02 Mar-02  Total


Capital lease  Dell               $      $      $       $      $      $      $
payments for   Financial        284    290    296     302    308    314  3,399
Dell           Services
computers
Due to         UgoMedia.Com       -      -      -       -      -      - 29,000
related party
for services
Due to         UgoMedia.Com       -      -      -       -      -      -  1,271
related party  ---------------------------------------------------------------
for accrued
interest

                                  $      $      $       $      $      $      $
                                284    290    296     302    308    314 33,670
                                ==============================================

Note: We generally anticipate current liabilities to be paid within 12 months from the balance sheet date. This schedule shows the anticipated payments of the current liabilities as of March 31, 2001.


  We entered into a wholesale broker agreement on January 23, 2001 with Digital Impression & Stamper Company, a Utah LLC. DISC manufactures custom multi-media CD-ROMs and DVDs. In the agreement, we will design and develop multi-media marketing programs that are to be digitally mastered and manufactured by DISC for our clients, with exclusivity in the State of Nevada.


  An overview of the material terms of each contract is as follows:

   Wholesale Broker Agreement with Digital Impression & Stamper
                             Company

  Material   Rights/Payments  Rights/Payments   Conditions   Termination
Obligations  Due to           Due to            to be Met    Provisions
             UgoMedia         DISC
------------------------------------------------------------------------
DISC to      Deliver         UgoMedia to        UgoMedia       Two years
provide      products and    purchase           must           from the
current and  servicesCD-     products           purchase at    effective
future       ROM and DVD-    from DISC          least          date Term-
products and ROM             per the            $1,000,000     inates on
services to  mastering,      catalog of         worth of       January 24,
UgoMedia.    reproduction    products.          products per   2003.
             and labeling                       annum, with    Either party
             services as                        the average    may
             ordered or                         order being    terminate
             requested.                         at least       with 30 days
                                                $25,000 per    written
                                                order          notice after
                                                ($5,000 for    term has
                                                CDs only).     expired.
                                                               DISC may
                                                               terminate if
                                                               UgoMedia
                                                               fails to
                                                               meet
                                                               purchase
                                                               conditions.


PAGE-12-


  Item 3.     Description of Property

A.   Description of Property

  Our corporate offices are located at 3200 Polaris Avenue, Suites 27, 28 and 29, Las Vegas, Nevada 89102. We sublease this approximately 3,000 square foot office space, on a three-year lease at a rate of $2,642 per month, from a customer. Payment over the term of the lease increase at the following rates:

                                  Dates              Rates
                        --------------------------------------
                        May 1, 2001 through April    $2,642.00
                                 30, 2002

                        May 1, 2002 through April    $2,721.00
                                 30, 2003

                        May 1, 2003 through April    $2,802.00
                                 30, 2004

  The lease will expire on April 30, 2004. We do not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property being utilized by us.

Item 4.     Security Ownership of Management

A.   Security Ownership of Management

  The following table sets forth as of June 19, 2001 certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our directors and executive officers and

  3.   All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

     Name and Address           Shares        Percentage of Shares
                             Beneficially          Outstanding
                                 Owned
  --------------------      --------------    ---------------------
  Michel L. Pusateri            966,666              19.76%
  3200 Polaris Ave. Stes.
  27, 28, 29
  Las Vegas, Nevada 89102

  Dennis Szymczak               966,666              19.70%
  3200 Polaris Ave.,
  Stes. 27, 28, 29
  Las Vegas, Nevada 89102

  Michael W. Stapleton          866,666              17.66%
  3200 Polaris Ave.,
  Stes. 27, 28, 29
  Las Vegas, Nevada 89102
  ----------------------------------------------------------------
  Total ownership by our       2,799,998             57.06%
  officers and directors
  (three individuals)


PAGE-13-


  ----------------------------------------------------------------
  Wazny Enterprises,            750,000              15.28%
  Inc.1
  500 N. Rainbow Blvd.,
  Ste. #300
  Las Vegas, Nevada 89107


1. Joseph Wazny is the President of Wazny Enterprises, Inc., which is a current customer of UgoMedia Interactive Corporation.

B.   Persons Sharing Ownership of Control of Shares

  No person or entity other than Michel L. Pusateri, Dennis Szymczak, Wazny Enterprises, Inc. and Michel W. Stapleton owns or shares the power to vote 5% or more of our securities.

Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

  The following table sets forth certain information with respect to each of our executive officers or directors.

            Name        Age          Position           Appointed
         ----------    ------    -----------------    -------------
         Michael W.      35     President, CEO and      August 22,
          Stapleton                  Director              2000

       Dennis Szymczak   33  Chief Technology Officer   August 22,
                                   and Director            2000

       Michel Pusateri   32  Executive Vice President,  August 22,
                              Chief Operating Officer      2000
                                   and Director

       Edward A. Joyce   57          Director           January 3,
                                                           2001

       Larry D. Woolf    35          Director           January 3,
                                                           2001

B.   Work Experience

  Michael W. Stapleton, President, CEO and Director - The original founder of UgoMedia Interactive Corporation, Mr. Stapleton has more than 15 years of experience in starting, managing and leading technical based businesses that offer services and products. After studying business at Ball State University for two years, Mr. Stapleton left in 1987 to start Indiana Laser Technologies Corporation, a computer software, products and services company that serviced high-end computer customers in Indianapolis. After five years of operations, he sold that company's customer base to Toshiba Corporation. In 1994, he started another company in Las Vegas, Nevada called Stapleton Office Systems, a digital printer and computer services company. For the five years prior to founding UgoMedia Interactive, Mr. Stapleton founded and was the President and CEO for UgoMedia.com, Inc.

  Dennis Szymczak, Chief Technology Officer and Director - Mr. Szymczak owned and operated Digitalink, a computer consulting firm specializing in network set-up and administration of Windows 95, 98, NT, 2000, Linux and Macintosh systems; Windows and web based software development; WAN creation utilizing current connectivity technologies; BPN and Third Client implementation; Integration of multiple


PAGE-14-


platform  systems  and  networks.   Prior  to   starting
Digitalink in 1997, Hhe has also worked as a trainer, programmer and systems troubleshooter for Custom Automated System Support and as a supervisor in the service department for The Copy Man.

  Michel Pusateri, Executive Vice President, Chief Operations Officer and Director - Ms. Pusateri is the owner and operator of UgoMedia Interactive Corporation. Prior to her work with UgoMedia, she worked as a senior graphic artist with RH Donnelley, National Yellow Page Publishers where she was co-team leader on special projects for the National Department for over one year, including the use of two proprietary applications on both computer platforms, reporting directly to process leaders, team meetings. She graduated Cum Laude from Marywood College in Scranton, Pennsylvania with a Bachelor of Fine Arts in Photography/Graphic Arts Major.
     Ms. Pusateri was employed by RH Donnelley as National Graphics Team Leader and UgoMedia.com, Inc. as Vice President and COO for the five years prior to joining UgoMedia Interactive Corporation.

  Edward A. Joyce, Director - Mr. Joyce has more than 35 years of experience leading and managing both service and product related businesses. He serves on the faculty as a professor of Management at the University of Nevada, Las Vegas, School for Business and Economics as well as several public and private company boards. For 16 years, Mr. Joyce was an administrator within various proprietary health care groups. Upon leaving proprietary health care, Mr. Joyce developed his own firm that developed and marketed a computerized Acute Hospital Material Management/DRG Software System. Most recently, Mr. Joyce was retained as a strategic planner by PurchasePro.com and Profitscape.com. Mr. Joyce is a candidate for a Doctorate in Public Administration from Arizona State University. He has an MBA from Pepperdine University and undergraduate degrees from the University of Arizona in psychology and chemistry.

  Larry D. Woolf, Director - Over the last five years, Mr. Woolf has been a senior executive with The Navegante Group, Inc., a casino development and management company, recently promoted to Senior Vice President and Chief Operating Officer. Recently, Mr. Woolf has focused on the development of feasibility and market studies, operational assessments, proposals, business strategies, internal controls, as well as finance and administration. As part of the pre-opening marketing team for the MGM Grand Hotel and Casino, Mr. Woolf participated in initial trips to Asia, where he helped the company establish branch offices and identify potential marketing representatives. Lately, Mr. Woolf has assisted the Texas Information Development Commission as a casino operations compliance consultant.

C.   Family Relationships

  Michael W. Stapleton, President and CEO of UgoMedia, and Debra Stapleton, Chief Marketing Officer and Director, are married.

  Christopher Stapleton is Michael W. Stapleton's brother.

  Shareholder Connie Pusateri is the mother of Michel Pusateri, Executive Vice President, Chief Operating Officer and Director of UgoMedia.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

  We do not have employment agreements with our executive officers. We continue to have discussions with our attorneys to
determine  the  appropriate  terms  needed  for  the  creation   of
employment agreements for our officers. There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity. We plan to have these agreements completed by the beginning of the next year. We have no proposal, understanding or arrangement


PAGE-15-


concerning accrued earnings to be paid in the  future.
In the meanwhile, all of our executive officers have been drawing salaries since they were appointed to their positions.

                    Summary Compensation Table

                     Annual              Long-Term Compensation
                  Compensation
             ------------------          -------------------------------------
Name and     Year  Salary Bonus  Other   Restricted  Securities  LTIP     All
Principal            ($)   ($)   Annual    Stock     Underlying  Payouts Other
Position                         Compen-   Awards    Options(#)   ($)    Comp-
                                 sation     ($)                          ensa-
                                  ($)                                    tion
                                                                          ($)

Michael W.   2001  42,000   0      0         0           0         0       0
Stapleton
President,
CEO
and Director

Dennis       2001  42,000   0      0         0           0         0       0
Szymczak
Chief
Technology
Officer and
Director

Michel
Pusateri     2001  42,000   0      0         0           0         0      0
Executive
Vice
President,
COO and Director

Edward A.
Joyce        2001    0      0      0         0     100,000         0      0
Director

Larry D.
Woolf        2001    0      0      0         0     100,000         0      0
Director


Compensation of Directors

  There were no arrangements pursuant to which any director was compensated for the period from August 22, 2000 to May 31, 2001, for services provided as a director.

Item 7.     Certain Relationships and Related Transactions

  From August 2000 through January 2001, we entered into relationships with KSR Advertising, also known as Snapdragon Interactive Corporation, and ugoMedia.com, Inc. Pursuant to these informal relationships, we issued 650,000 shares of common stock to Ed River, principal of the companies in exchange for $650 cash, and 100,000 shares of common stock to Beth Schwartz, principal of the companies in exchange for $100 cash. These shares were issued pursuant to Section 4(2) of the Act.

  024Studio is an Internet applications firm that we provide services to and receive services from. Our President and CEO, Michael W. Stapleton, sits on the Board of Directors for 024Studio.

  During the period from August 2000 through January 2001, we provided and received services from these related parties as follows:

                             Services rendered to related parties:
                             -------------------------------------
                             ugoMedia.com       $  17,327
                             024Studio              4,700


PAGE-16-


                             Services received from related parties:
                             ---------------------------------------
                             ugoMedia.com       $  20,190
                             024Studio             33,149
                             Snapdragon            16,732
                             Interactive

  On January 8, 2001, we dissolved our relationship with ugoMedia.com and Snapdragon Interactive and their principals. The officers and directors of UgoMedia Interactive Corporation subsequently purchased the shares issued to Ed Rivera from him in a private transaction pursuant to Section 4(21) of the Act. Beth Schwartz retains her 100,000 shares of common stock. We no longer maintain any other relationship with either company or party.

Item 8.     Description of Securities

  Our  authorized  capital stock consists of 20,000,000  shares  of common stock, par value $.001 per share and 5,000,000 shares of preferred stock, par value. As of June 19, 2001, we had 4,907,000 shares of common stock outstanding. To date, we have not issued preferred stock and have no plans, commitments or understandings to do so. The following summary about certain provisions of our common stock and preferred stock is not complete and is subject to the provisions of our "Articles of Incorporation" and bylaws.

Common Stock

  As a holder of our common stock:

  1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

  2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

  3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

  4. You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

  5. Your shares are fully paid and non-assessable. Additionally, there is no cumulative voting for the election of directors.


Preferred Stock

  Although, we have not issued any preferred stock to date, nor have we developed the descriptive attributes of these preferred shares, we can issue shares of preferred stock in series with such preferences and designations as our board of directors may determine. Our board can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights. This could dilute the voting strength of the holders of common stock and may help our management impede a takeover or attempted change in control.


PAGE-17-


Warrants

  As a holder of our warrants:

  1. You may exercise warrants at any time after the vesting date and prior to the expiration date;

  2. The number and kind of securities purchasable and price to be paid upon exercise shall be adjusted in the event of certain circumstances as follows:

       a.   Reclassification or merger,
       b.   Subdivision or combination of shares,
       c.   Stock dividends and other distributions,
       d.   Adjustment of number of shares and
       e.   Conversation of shares; and

  3. You are not entitled to vote or receive dividends or be deemed the holder of common stock or any other securities, which may at any time, be issuable on the exercise hereof.


Nevada Anti-Takeover Provisions

  The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to UgoMedia. Section 78.438 of the Nevada law prohibits us from merging with or selling UgoMedia or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the UgoMedia shares, unless the transaction is approved by UgoMedia's Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of UgoMedia.



PAGE-18-



                              Part II

Item  1.      Market  for  Common Equity  and  Related  Stockholder
Matters

A.    Market Information

  There is no current market for our common equity.

B.     Outstanding  Options, Conversions and  Planned  Issuance  of
Common Stock

  As of June 19, 2001, there are 345,700 outstanding warrants. The terms and holders of the warrants are as follows:

Date Issued            Holder           Underlying    Terms     Exercise
                                         Shares                  Price
------------------------------------------------------------------------
November 1,    Edward Joyce, Director    100,000    Exercisable   $0.10
   2000       3200 Polaris Ave., Ste.                  upon        per
                         28                          issuance     share
              Las Vegas, Nevada 89102                  for a
                                                     period of
                                                       two
                                                      years.

November 1,   Larry D. Woolf, Director   100,000   Exercisable    $0.10
   2000       3200 Polaris Ave., Ste.                 upon         per
                         28                          issuance     share
              Las Vegas, Nevada 89102                 for a
                                                     period of
                                                       two
                                                      years.

November 1,   NevWest Securities Corp.   145,700   Exercisable    $0.11
   2000        2654 W. Horizon Ridge                  upon         per
                  Pkwy., Suite B-3                   issuance     share
              Las Vegas, Nevada 89052                 for a
                                                     period of
                                                       two
                                                     years.

C.    Holders

  As of June 19, 2001, we had approximately 73 stockholders of record.

F.    Transfer Agent and Registrar

  The Transfer Agent for our shares of common voting stock is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702) 361-3033.

  The warrant agent is Michael W. Stapleton, our President and CEO, 3200 Polaris Ave., Suite 28, Las Vegas, Nevada 89102, (702) 876-3004.

Item 2.     Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.     Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:


PAGE-19-


  On August 22, 2000, we issued 856,666 shares of our common stock with a par value of $0.001 per share to our founding shareholder and President and CEO, Michael W. Stapleton. The shares were issued in exchange for cash totaling $957. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  On September 28, 2000, we issued 2,443,334 shares of our common stock with a par value of $0.001 per share to officers and employees. The shares were issued in exchange for cash totaling $2,444. This stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. The purchasers are as follows:

                              Purchaser          Amount of Shares
                                                    Purchased
                            -------------        ----------------
                           Dennis Szymczak           966,666

                           Michel Pusateri           966,668

                            Beth Schwartz            100,000

                         Caroline O'Connell           50,000

                        Christopher Stapleton        110,000

                            Peter Fioillo             50,000

                            Nick Famitigo            100,000

                           Patrick Larsen            100,000


  On September 30, 2000, we issued 150,000 shares of our common stock with a par value of $0.001 per share to one sophisticated shareholderpurchaser, GoPublicToday.com, Inc. The shares were issued in exchange for services rendered in the amount of $22,500. This stock offering was made in accordance with Regulation D, Rule 506 of the Securities Act of 1933, as amended, and such shares are restricted pursuant to Rule 144 of the Act.

  On November 1, 2000, we issued a total of 345,700 warrants representing underlying common stock to three warrant holders, two of which were and are directors of the Company, pursuant to Section 4(2) of the Act. The holders and terms of the warrants are as follows:

         Holder            Underlying     Terms      Exercise
                            Shares                    Price
---------------------------------------------------------------
Edward Joyce, Director     100,000    Exercisable     $0.10
                                          upon         per
                                      issuance for    share
                                      a period of
                                       two years.

Larry D. Woolf, Director   100,000    Exercisable     $0.10
                                          upon         per
                                      issuance for    share
                                      a period of
                                       two years.

NevWest Securities Corp.   145,700    Exercisable     $0.11
                                          upon         per
                                      issuance for    share
                                      a period of
                                       two years.


PAGE-20-


  On January 8, 2001, one shareholder sold his entire stake of 650,000 shares of our common stock to three of our officers and directors for cash in the amount the shareholder paid in a private transaction by persons other than an issuer, underwriter or dealer, pursuant to Section 4(21).

  On March 31, 2001, we completed a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of the offering in the State of Nevada. We sold 1,457,000 shares of common stock, par value, at a price of $0.10 per share to approximately 66 unaffiliated shareholders of record, none of whom were or are our officers or directors and one affiliated shareholder, who is a relative of an office and director of UgoMedia. The offering was sold for $145,700 in cash.

     This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten. In regards to the offering closed in March 2001 offering, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 to the March 2001 offering:

     a. Exemption. Offers and sales of securities that satisfy the conditions in paragraph (b) of this Rule 504 by an issuer that is not:

       1. Subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;

       2.   An investment company; or

       3. A development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, shall be exempt from the provision of section 5 of the Act under section 3(b) of the Act.

       Facts: At the time of the March 2001 offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the March 2001 offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan to provide interactive and media services, and continue to do so.

     b.   Conditions to be met.

       1. General Conditions. To qualify for exemption under this Rule 504, offers and sales must satisfy the terms and conditions of Rule 501 and Rule 502 (a), (c) and (d), except that the provisions of Rule 502 (c) and (d) will not apply to offers and sales of securities under this Rule 504 that are made:

         i. Exclusively in one or more states that provide for the registration of the securities, and require the public filing and delivery to investors of a substantive disclosure document before sale, and are made in accordance with those state provisions;

         ii. In one or more states that have no provision for the registration of the securities or the public filing or delivery of a disclosure document before sale, if the securities have been registered in at least one state that provides for such registration, public filing and delivery before sale, offers and sales are made in that state in accordance with such provisions, and the disclosure document is delivered before sale to all purchasers (including those in the states that have no such procedure); or


PAGE-21-


            iii. Exclusively according to state law exemptions from
               registration that permit general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in Rule 501(a).

          Facts: On January 4, 2001, we were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of our offering of Common Stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. On March 31, 2001, we completed a public offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,457,000 shares of Common Stock to approximately 66 unaffiliated shareholders of record, none of whom were or are our officers or directors and one affiliated shareholder, who is related to an officer and director of UgoMedia. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

          2. The aggregate offering price for an offering of securities under this Rule 504, as defined in Rule 501(c), shall not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities under this Rule 504, in reliance on any exemption under section 3(b), or in violation of section 5(a) of the Securities Act.

            Facts: The aggregate offering price for the offering closed on March 31, 2001 was $150,000, of which approximately $145,700 was collected from the offering.

  There have been no other issuances of common stock or preferred stock.

Item 5.     Indemnification of Directors and Officers

  The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

  Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

  The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability


PAGE-22-


insurance by way of  implementing  the
provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

  The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

  The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


PAGE-23-


                             Part F/S

Item 1.        Financial Statements

The following documents are filed as part of this report:

  a) UgoMedia Interactive Corporation                  Page

Chavez   &  Koch  Business  Consultants   &             F-1
Certified Public Accountants, Limited

Balance Sheets - Assets                                 F-2

Balance    Sheets    -   Liabilities    and             F-3
Stockholders' Equity

Statements  of  Operations and  Accumulated             F-4
Deficit

Statements   of  Changes  in  Stockholders'             F-5
Equity

Statement of Cash Flows                                 F-6

Notes to Financial Statements                           F-7





PAGE-24-






                 UGOMEDIA INTERACTIVE CORPORATION

                   AUDITED FINANCIAL STATEMENTS

                          MARCH 31, 2001






PAGE-25-




                             CONTENTS


INDEPENDENT AUDITOR'S REPORT                                     1


FINANCIAL STATEMENTS:

Balance Sheets - Assets                                          2


Balance Sheets - Liabilities and                                 3
Stockholders' Equity


Statements of Operations and                                     4
Accumulated Deficit


Statement of Changes in                                          5
Stockholders' Equity


Statements of Cash Flows                                         6


NOTES TO FINANCIAL STATEMENTS                                 7-12





PAGE-26-



                   INDEPENDENT AUDITORS' REPORT


To the Board of Directors
UgoMedia Interactive Corporation

We have audited the accompanying balance sheets of UgoMedia Interactive Corporation (a Nevada Corporation) as of March 31, 2001 and September 30, 2000 and the related statements of operations, accumulated deficit, changes in stockholders' equity, and cash flows for the periods October 1, 2000 to March 31, 2001 and August 22, 2000 to March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of flows for the for the periods October 1, 2000 to March 31, 2001 and August 22, 2000 to March 31, 2001, in accordance with generally accepted accounting principles.



                              /s/ Chavez & Koch, CPA's, Ltd.
                              Chavez & Koch, CPA's, Ltd.

May 11, 2001(With the exception of Notes 5, 7 and 8 dated June 25,
2001)
Henderson, Nevada


PAGE-27-F1-


                 UGOMEDIA INTERACTIVE CORPORATION
    -----------------------------------------------------------
                      BALANCE SHEETS - ASSETS
            ------------------------------------------
            AS OF MARCH 31, 2001 AND SEPTEMBER 30, 2000
     --------------------------------------------------------




                                     3/31/01      9/30/00
                                    ----------  -----------

CURRENT ASSETS:
Cash                                       $            $
                                     145,034       13,277
Accounts receivable                   11,131
Prepaid expenses
                                      36,250       62,500
                                    --------  -----------

Total current assets
                                     192,415       75,777
                                    --------  -----------

PROPERTY AND EQUIPMENT:
Office equipment                      38,323       10,445
Less - accumulated depreciation      (2,130)        (172)
                                    --------  -----------
Total property and equipment, net     36,193       10,273
                                    --------  -----------

TOTAL ASSETS                               $            $
                                     228,608       86,050
                                    ========    =========





  The accompanying independent auditors' report and the notes to financial statements should be
          read in conjunction with these Balance Sheets.


PAGE-28-F2-


                 UGOMEDIA INTERACTIVE CORPORATION
    -----------------------------------------------------------
       BALANCE SHEETS - LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------
            AS OF MARCH 31, 2001 AND SEPTEMBER 30, 2000
     --------------------------------------------------------



                                      3/31/01     9/30/00
                                      --------  -----------

CURRENT LIABILITIES:
Notes payable                                $          $
                                        29,000     40,000
Interest payable                         1,271          -
Lease payable - short term portion       3,400          -
                                       -------  ---------

Total current liabilities               33,671     40,000
                                       -------  ---------


LONG-TERM LIABILITIES:
Notes payable - capital leases           8,437
                                       -------  ---------

Total long-term liabilities              8,437          -
                                       -------  ---------

Total liabilities                       42,108     40,000
                                       -------  ---------


STOCKHOLDERS' EQUITY:
Common stock; 20,000,000 authorized;     3,596      3,450
   4,907,000 and 3,450,000 issued
and outstanding
   as of March 31, 2001 and
September 30, 2000, respectively
   Par value of $.001
Preferred stock; 5,000,000                   -
authorized;
   None issued and outstanding; Par
value $.001
Additional paid in capital             168,004     22,450
Donated capital                         26,486     10,445
Retained earnings (Accumulated         (11,586)     9,705
Deficit)
                                       -------  ---------

Total stockholders' equity             186,500     46,050
                                       -------  ---------


TOTAL LIABILITIES AND STOCKHOLDERS'          $          $
EQUITY                                 228,608     86,050
                                       =======   ========





  The accompanying independent auditors' report and the notes to financial statements should be
          read in conjunction with these Balance Sheets.


PAGE-29-F3-


                 UGOMEDIA INTERACTIVE CORPORATION
    -----------------------------------------------------------
         STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
-------------------------------------------------------------------
FOR THE PERIODS OCTOBER 1, 2000 TO MARCH 31, 2001 AND INCEPTION TO
                          MARCH 31, 2001
-------------------------------------------------------------------


                                          10/1/00  Inception
                                            to       to
                                          3/31/01  3/31/01
                                          -------  -------

    REVENUES                                    $        $
                                           87,100   97,100
    COST OF REVENUES                       84,622   84,622
                                          -------  -------

    Gross Profit                            2,478   12,478
                                          -------  -------


    EXPENSES:
    General and administrative             20,540   20,663
    Depreciation and amortization           1,958    2,130
                                          -------  -------

    Total expenses                         22,498   22,793
                                          -------  -------


    OTHER EXPENSES:
    Interest expense                        1,271    1,271
                                          -------  -------

    Total other expenses                    1,271    1,271
                                          -------  -------


    Loss before taxes                     (21,291) (11,586)
    Income tax expense                          -        -
                                          -------  -------


    NET LOSS                              (21,291) (11,586)

    RETAINED EARNINGS, beginning of             -        -
    period                                -------  -------


    ACCUMULATED DEFICIT, end of period          $        $
                                          (21,291) (11,586)
                                          =======  =======

    Weighted average number of shares   3,458,050  3,021,057
    outstanding
    from October 1, 2000 through March
    31, 2001 and
    from inception through March 31,
    2001, respectively

    Net loss per share                          $        $
                                           (0.01)   (0.00)

    Weighted average diluted number of  3,655,151  3,218,158
    shares outstanding
    from October 1, 2000 through March
    31, 2001 and
    from inception through March 31,
    2001, respectively

    Diluted net loss per share                  $        $
                                           (0.01)   (0.00)


  The accompanying independent auditors' report and the notes to financial statements should be
          read in conjunction with these Balance Sheets.


PAGE-30-F4-


                 UGOMEDIA INTERACTIVE CORPORATION
    -----------------------------------------------------------
           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
-------------------------------------------------------------------
                 FROM INCEPTION TO MARCH 31, 2001
           --------------------------------------------

                  Common Stock   Add'l   Donated   Income/      Total
                                 Paid    Capital   (Loss)       Stockholders
                                  in               Accumulated  Equity
                                Capital            Dev Stage

                 Shares   Value
                --------  ----- -------  -------  ------------  ------------
Issued for cash
---------------
August 22, 2000       #       $       $       $           $            $
                856,666     856     100       -           -          956


Issued for cash
---------------
September 28,  2,443,334  2,444       -       -           -        2,444
2000

Donated Capital
---------------
September 30,          -      -       -  10,445           -       10,445
2000

Issued for
Prepaid Expenses
----------------
September 30,    150,000    150  22,350       -           -       22,500
2000

Net Income
--------------
September 30,          -      -       -       -       9,705        9,705
2000              ------  -----  ------    ----    --------      -------


Total
------
September 30,  3,450,000  3,450  22,450  10,445       9,705       46,050
2000

Donated Capital
---------------
January 31, 2001       -      -       -  16,041           -       16,041


Issued for cash
---------------
March 30, 2001 1,457,000    146 145,554       -           -      145,700

Net Loss
-----------
March 31, 2001         -      -       -       -     (21,291)     (21,291)

Total
------
March 31, 2001         #      $       $       $           $            $
               4,907,000  3,596  168,00  26,486     (11,586)     186,500
               =========  =====  ======  ======     =======      =======




          The accompanying independent auditors' report and the notes to financial statements should be
                     read in conjunction with
                       these Balance Sheets.


PAGE-31-F5-


               UGOMEDIA INTERACTIVE CORPORATION
                     ------------------------
                     STATEMENTS OF CASH FLOWS
                     ------------------------
                      FOR THE PERIODS OCTOBER
                       1, 2000 TO MARCH 31,
                       2001 AND INCEPTION TO
                          MARCH 31, 2001
                     ------------------------

                                          10/1/00    Inception
                                            to          to
                                          3/31/01     3/31/00
                                        ----------  ----------
      CASH FLOWS FROM OPERATING
      ACTIVITIES:
      Net Loss                               $           $
                                         (21,291)    (11,586)
      Adjustment to reconcile net loss
      to net cash
      from operating activities:
           Depreciation
                                           1,958       2,130
           Increase in accounts
      receivable                         (11,131)    (11,131)
           Decrease in prepaid
      expenses                            26,250      26,250
           Increase in other payables
                                           1,271       1,271
                                        ----------  ----------
      Net Cash Provided by (used in)
      Operating Activities                (2,943)      6,934
                                        ----------  ----------


      CASH FLOWS FROM FINANCING
      ACTIVITIES:
      Decrease in note payable
                                         (11,000)    (11,000)
      Stock issuance
                                            146        3,446
      Increase in additional paid in
      capital                             145,554     145,654
                                        ----------  ----------
      Net Cash provided by Financing
      Activities                          134,700     138,100
                                        ----------  ----------

      NET INCREASE IN CASH
                                          131,757     145,034

      CASH, BEGINNING OF PERIOD
                                          13,277         -
                                        ----------  ----------

      CASH, END OF PERIOD                    $           $
                                          145,034     145,034
                                        ==========  ==========


      SUPPLEMENTAL INFORMATION:
      Interest paid                          $           $
                                             -           -
                                        ==========  ==========
      Taxes paid                             $           $
                                             -           -
                                        ==========  ==========



                         The accompanying
                       independent auditors'
                      report and the notes to
                       financial statements
                             should be
                     read in conjunction with
                       these Balance Sheets.


PAGE-32-F6-


                  UGOMEDIA INTERACTIVE CORPORATION
                     ------------------------
                        NOTES TO FINANCIAL
                            STATEMENTS
                     ------------------------
                          MARCH 31, 2001
                      ----------------------

 NOTE 1-ORGANIZATION AND PURPOSE

      Organization and Purpose

      UgoMedia Interactive Corporation (a Nevada corporation) has been organized for the primary purpose of performing services for companies relating to internet web design. The Company was incorporated in the state of Nevada on August 22, 2000.


 NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

      UgoMedia Interactive Corporation's policy is to prepare its financial statements on the accrual basis of accounting. The fiscal year end is December 31.

      Cash and Cash Equivalents

      Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

      Summary of Non-Cash Transactions

      There were non-cash transactions, which are discussed in Note 3 and 4.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date
      of      the     financial statements and the reported    amounts    of
      revenue    and    expense during    the    reported period.
      Actual  results could  differ from  those  estimates.

      Fixed Assets

      Fixed assets are stated at cost or fair market value of services provided, whichever is more clearly evident. Depreciation is computed primarily on the straight-line method for financial statement purposes over the following estimated useful life:

                                  Software             5 Years
                                  Office Equipment     5 Years
                                  Office Furniture     7 Years


PAGE-33-F7-


                       UGOMEDIA INTERACTIVE
                            CORPORATION
                     ------------------------
                        NOTES TO FINANCIAL
                            STATEMENTS
                     ------------------------
                          MARCH 31, 2001
                        ------------------

 NOTE  2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      Income Taxes

      Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The Company has no tax deferred tax assets and liabilities representing the future tax return consequences of those differences because currently the Company has no material temporary timing differences that give rise to these tax assets and liabilities.

      Advertising

      Advertising costs are to be expensed when incurred. Advertising expenses from inception to March 31, 2001 are $704.

      Reclassifications

      Certain reclassifications have been made to the financial statements as of September 30, 2000 to conform to the presentation of the financial statements as of March 31, 2001.


 NOTE 3 - PREPAID EXPENSES

      The prepaid expenses of $62,500 at September 30, 2000 consists of consulting fees associated with future services to help the Company develop a business plan and establish its organization and infrastructure. A stockholder has promised to provide future services valued at $22,500 in exchange for 150,000 shares of stock. All of the shares related to the prepaid expenses have been issued to the stockholders as of September 30, 2000. Another shareholder sold its rights to future services to the Company valued at $40,000 in exchange for a note payable in the same amount. These prepaid expenses will be expensed as the related work is performed.
      For the period October 1, 2000 through March 31, 2001, $26,250 of the consulting fees were earned and expensed.


 NOTE 4 - FIXED ASSETS

      One of the shareholders donated office equipment, which totaled $26,486. Also, the Company has entered into several capital leases; whereby it acquired $11,837 of office equipment.


PAGE-34-F6-


                       UGOMEDIA INTERACTIVE
                            CORPORATION
                     ------------------------
                        NOTES TO FINANCIAL
                            STATEMENTS
                     ------------------------
                          MARCH 31, 2001
                        ------------------

 NOTE 5 - RELATED PARTY TRANSACTIONS

      The Company provides and receives services to and from related parties. A summary of the related parties and amounts related to these transactions is as follows:

      The following services has been rendered to the related parties for the period inception to March 31, 2000:

           UgoMedia.com             $17,327
           024 Studio                 4,700

      The following services has been received from the related parties for the period inception to March 31, 2000:

           UgoMedia.com             $20,190
           024 Studio                33,149
           Snapdragon Interactive    16,732


 NOTE 6 - STOCKHOLDERS' EQUITY

      A chronological history of Stockholders' Equity is as follows:

      August 22, 2000  --  UgoMedia incorporated in Nevada. The
      Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

      August 22, 2000 -- UgoMedia issued to the sole company founder. Michael Stapleton, 856,666 shares of common stock at $0.001 par value in exchange for cash of $957. Of the total received, $857 is considered common stock and $100 is considered additional paid-in capital. These shares were fully paid and non-Assessable. All shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

      September 28, 2000 -- UgoMedia issued 2,443,334 shares to officers and key employees of the Company in exchange for cash as follows:

            Dennis Szymezak, 966,666 shares of $0.001 par value common stock, of which $967 is considered common stock and $0 is considered additional paid-in capital.


PAGE-35-F9


                       UGOMEDIA INTERACTIVE
                            CORPORATION
                     ------------------------
                        NOTES TO FINANCIAL
                            STATEMENTS
                     ------------------------
                          MARCH 31, 2001
                        ------------------

 NOTE  6  - STOCKHOLDERS' EQUITY (CONTINUED)

            Michel Pusateri, 966,668 shares of $0.001 par value common stock of which $967 is considered common stock and $0 is considered additional paid-in capital.

            Beth Schwartz, 100,000 shares of $0.001 par value common stock of which $100 is considered common stock and $0 is considered additional paid-in capital.

            Caroline O'Connell, 50,000 shares of $0.001 par value common stock of which $50 is considered common stock and $0 is considered additional paid-in capital.

            Christopher Stapleton, 110,000 of $0.001 par value  common
            stock which $110 is considered common  stock and   $0   is
            considered additional paid-in capital.

            Peter Fioillo, 50,000 shares of $0.001 par value  common
            stock of which $50  is  considered common  stock and   $0   is
            considered additional paid-in capital.

            Nick Famitigo, 100,000 shares of $0.001 par value  common
            stock of which $100 is considered common  stock  and   $0   is
            considered additional paid-in capital.

            Patrick Larsen, 100,000 shares of $0.001 par value  common
            stock of which $100 is considered common  stock  and   $0   is
            considered additional paid-in  capital.

            All shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

      September 30,  2000 --  UgoMedia issued 150,000  shares  of $0.001
      par   value common   stock   to GoPublicToday, Inc. in   exchange for
      services rendered in the amount of $22,500. Of the total received,
      $150  is considered common  stock   and $22,350 is considered
      additional paid-in capital. The shares were issued pursuant to Regulation D, Rule 506.

      January 4, 2001 -- The State of Nevada issued a permit to UgoMedia to sell securities pursuant to UgoMedia's application for registration by qualification of an offering of Common
      Stock in the state.

      March  31, 2001  --  UgoMedia closed its offering pursuant to
      Regulation  D, Rule  504  of   the 1933 Securities and
      Exchange  Act, as amended, whereby it sold a total of


PAGE-36-F10


                       UGOMEDIA INTERACTIVE
                            CORPORATION
                     ------------------------
                        NOTES TO FINANCIAL
                            STATEMENTS
                     ------------------------
                          MARCH 31, 2001
                        ------------------

 NOTE  6  - STOCKHOLDERS' EQUITY (CONTINUED)

      1,457,000 shares of its    $0.001   par value  common stock
      at  $0.10 per share to   outside investors.  Of  the
      total   number   of shares,   1,457,000 shares  were issued
      in   exchange   for cash  in the amount of  $145,700 net of
      offering  costs  in  the    amount  of $13,450.   Of   the
      total cash received, $146 is considered common stock and $145,554 is considered additional paid-in capital. There have been no other issuances of common stock or preferred stock. UgoMedia sold all 1,457,000 shares of its common stock to approximately 67 unaffiliated shareholders,
      none of   whom  were/are officers.


 NOTE 7 - EARNINGS PER SHARE

      Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock. The following reconciles amounts reported in the financial statements:


                                 For the period October 1, 2000 to
                                        March 31, 2001
                                ----------------------------------
                                 Income       Shares    Per-share
                                (Numerator)  (Denomin   (Amount)
                                               ator)
                                -----------  ---------  ----------
      Loss from                  $
      operation                 (21,291)
                                -----------
      Loss allocated to
      common stockholders       (21,291)     3,458,050    (0.0062)
                                ===========              =========

      Effect of                                197,101
      dilutive
      securities
      Warrants

      Loss allocated to
      common stockholders
      diluted earnings per       $
      share                     (21,291)     3,655,151   (0.0058)
                                ==========  ==========  =========


PAGE-37-F11-


                       UGOMEDIA INTERACTIVE
                            CORPORATION
                     ------------------------
                        NOTES TO FINANCIAL
                            STATEMENTS
                     ------------------------
                          MARCH 31, 2001
                        ------------------

    NOTE 7 - EARNINGS PER SHARE (CONTINUED)


                                  For the period inception to
                                        March 31, 2001
                                ----------------------------------
                                 Income       Shares    Per-share
                                (Numerator)  (Denomin   (Amount)
                                               ator)
                                -----------  ---------  ----------
      Loss from                  $
      operation                 (11,586)
                                -----------
      Loss allocated to
      common stockholders       (11,586)     3,021,057   (0.0038)
                                ===========             =========
      Effect of
      dilutive
      securities
      Warrants                                 197,101


      Loss allocated to
      common stockholders
      diluted earnings per       $
      share                     (11,847)     3,218,158   (0.0036)
                                ==========   =========   ========


    NOTE 8 - WARRANTS AND OPTIONS

      The following warrants have been issued to acquire any additional shares of common stock.

           As of March 31, 2001, 200,000 warrants were outstanding to the Company directors at a purchase price of $0.001 per share.

           Subsequent to March 31, 2001, 145,700 warrants had been issued to NevWest at a purchase price of $.11 per share.


PAGE-38-F12-


                             Part III

 Item 1.        Index to Exhibits

 Exhibit     Name and/or Identification of Exhibit
 Number

     2       Plan of Acquisition, Reorganization, Arrangement,
             Liquidation or succession is incorporated by reference to the Registration Statement.


               a.  Plan and Agreement of Merger with Dennis
             Szymczak/Digitalink Company is incorporated by reference to the Registration Statement.

               b.  Agreement with Micor EDC, Inc.
             Incorporated by reference to the Registration Statement.

     3       Articles of Incorporation & By-Laws

               a.  Articles of Incorporation of the Company filed
             August 22, 2000 is incorporated by reference to the Registration Statement.

               b. By-Laws of the Company adopted August 25, 2000 is incorporated by reference to the Registration Statement.

     10      Material Contracts

               a.  Web Development/Hosting Agreement - Vegas
             Vacations 9/19/00

               b.  Web Development/Hosting Agreement -
             Hygenistonline.com 12/4/00

               c.  Web Development/Hosting Agreement - Virgen
             Advertising Group 1/11/01

               d.  Web Development Agreement - Wow
             Technologies/Luxcard.com 2/27/01

               e. Wholesale Broker Agreement - Digital Impression & Stamper Company
             All Material contracts are incorporated by reference to the Registration Statement.

     23      Consent of Experts and Counsel
               Consents of independent public accountants


PAGE-39-




                            SIGNATURES

       In accordance with Section   12   of    the Securities Exchange  Act
 of  1934, the registrant caused this registration statement  to be  signed
 on  its  behalf  by  the undersigned,   thereunto duly authorized.

                UgoMedia Interactive Corporation, Inc.
               ----------------------------------------
                           (Registrant)

 Date:     June 26, 2001


 By:    /s/  Michael W. Stapleton
       --------------------------
      Michael W. Stapleton, President, CEO and Director




PAGE-40-